UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights
The main figures obtained by Bradesco in 2010 are presented below:

1. Book Net Income(1) in the year was R$10.022 billion (an increase of 25.1% compared to the R$8.012 billion in the same period of 2009), corresponding to earnings per share of R$2.66, and Return on Average Shareholders' Equity(2) of 22.7%.

2. Book Net Income was composed of R$7.104 billion from financial activities, which represented 70.9% of the total, and R$2.918 billion from insurance, private pension and savings bond operations, which accounted for
29.1% of the total.

3. On December 31, 2010, Bradesco's market capitalization stood at R$109.759 billion(3), while the value of preferred shares rose by 12.1%(4) in 2010, against the 1.0% appreciation in the Ibovespa index.

4. Total Assets stood at R$637.485 billion in December 2010, an increase of 25.9% from the balance in the same period in 2009. Return on Average Assets was 1.7%.

5. The Expanded Loan Portfolio(5) stood at R$293.555 billion in December 2010, up 23.0% from the same period in 2009. Operations with individuals totaled R$98.122 billion (up 19.5%), while operations with companies totaled R$195.433 billion (up 24.9%).

6. Total Assets under Management stood at R$872.514 billion, an increase of 24.3% from December 2009.

7. Shareholders' Equity was R$48.043 billion in December 2010, increasing by 15.1% from the balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 14.7% in December 2010, 13.1% of which under Tier I Capital.

8. In 2010, Interest on Shareholders' Equity and Dividends were paid and provisioned to shareholders, of which R$3.369 billion were related to income generated in 2010, of which R$1.095 billion as interim and monthly dividends paid and R$2.274 billion provisioned.

9. The Financial Margin reached R$33,056 million, up 11.1% on 2009.

10. The delinquency ratio over 90 days stood at 3.6%, down for the fifth consecutive quarter.

11. The Efficiency Ratio(6) stood at 42.7% in December 2010 (40.5% in December 2009) and the "adjusted-to-risk" ratio stood at 52.4% in December 2010 (55.9% in December 2009).

12. Insurance Written Premium, Pension Plan Contributions and Savings Bonds Income totaled R$31.078 billion(7) in 2010, up by 18.0% over 2009. Technical provisions stood at R$87.177 billion, equal to 30.6% of the Brazilian insurance market (base date: November/10).

13. Investments in infrastructure, information technology and telecommunication amounted to R$3.920 billion in 2010, growth of 13.4% compared to the previous year.

14. Taxes and contributions, including social security, paid or provisioned, amounted to R$15.782 billion, of which R$6.793 billion corresponded to taxes withheld and collected from third parties and R$8.989 billion corresponded to taxes levied on the activities of Bradesco Organization, equal to 89.7% of Book Net Income.

(1) According to what has been disclosed in chapter 6 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effects of available-for-sale securities registered under Shareholders' Equity; (3) R$122.831 billion considering the closing quote for preferred shares (most liquid share) on last day in the year; (4) Considering the reinvestment of dividends/interest on shareholders' equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables) and operations with Credit Risk Commercial Portfolio (expanded criteria), which includes debentures and promissory notes; (6) Accumulated over 12 months; (7) Not considering the effect of RN 206/09 (ANS), in the total amount of R$406 million (Health); and (8) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

4	Report on Economic and Financial Analysis December 2010

Highlights

15.  Banco Bradesco has an extensive distribution network in Brazil, with 6,551 Service Points (3,628 Branches, 1,263 PABs and 1,660 PAAs). Customers can also use 1,557 PAEs, 26,104 Bradesco Expresso service points, 6,203 Banco Postal (Postal Bank) branches, 32,015 own ATMs in the Bradesco Dia&Noite network and 11,057 ATMs shared with other banks(8).

16. The employees' payroll plus charges and benefits totaled R$7.844 billion. Social benefits provided to the 95,248 employees of Bradesco Organization and their dependents amounted to R$1.856 billion, while investments in training and development programs totaled R$107.105 million.

17.  As resolved at the December 17, 2010 Extraordinary Shareholders' Meeting, Bradesco is increasing its capital stock by R$1.5 billion, from R$28.5 billion to R$30.0 billion.

18. In November 2010, Bradesco became the first national sponsor of the Rio 2016 Olympic Games, as the exclusive financial service ad insurance provider.

19.  Main Awards and Recognitions in the fourth quarter of 2010:

  Elected the Bank of the Year 2010 in the Relatório Bancário (Bank Report) Award, which recognized the Institution's contribution to develop society through its products and services, supported by an innovative and cutting-edge technological platform (Relatório Bancário Magazine);

  Best Bank in Personnel Management, placing second among companies with more than 10,000 employees, in 2010 (Valor Carreira magazine / Valor Econômico newspaper);

  Bradesco was considered the most valuable brand in the financial segment (Superbrands);

  For the third consecutive year, it received the Prêmio Intangíveis Brasil 2010 (2010 Brazil Intangible Award), in the category "Information Technology and Internet" (Consumidor Moderno magazine);

  It was one of the 20 model companies in corporate social responsibility in Brazil according to Guia Exame de Sustentabilidade 2010 (2010 Exame Sustainability Guide)/Exame Magazine;

  It is one of the 42 companies to comprise the "Carbon Efficient Index" (ICO2) of the BM&FBovespa;

  For the sixth straight year, Bradesco shares were included in the Corporate Sustainability Index (ISE), of the BM&FBovespa;

  In 2010, Bradesco Corretora topped the main rankings of the Brazilian market's most profitable stock portfolios (Valor Econômico/InfoMoney/Exame); and

  Bradesco Asset Management (BRAM) was the best institutional fund manager in a ranking prepared by Investidor Institucional magazine.

  20. In relation to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing a broad social and educational program that operates 40 schools throughout Brazil, operating in several educational fields. In 2010, it served 646 thousand people, 115 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Technical Professional Education in High School Level; Education for Youth and Adults and Preliminary and Continued Education. In the Virtual School - Fundação Bradesco's e-learning portal - , at the CIDs Digital Inclusion Centers and through programs conducted under strategic partnerships, like Educa+Ação, 531 thousand students were served. Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. In its 54 years of service, Fundação Bradesco has provided formal, free, quality education to over 2 million students, which, combined with the other on-site and distance courses offered, rises to more than 4 million.

Bradesco	5

Main Information

	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	Variation %
									4Q10 x 3Q10	4Q10 x 4Q09
Statement of Income for the Period - R$ million
Book Net Income	2,987	2,527	2,405	2,103	2,181	1,811	2,297	1,723	18.2	37.0
Adjusted Net Income	2,684	2,518	2,455	2,147	1,839	1,795	1,996	1,956	6.6	45.9
Total Financial Margin	9,018	8,302	8,047	7,689	7,492	7,587	7,560	7,115	8.6	20.4
Gross Loan Financial Margin	6,143	5,833	5,757	5,630	5,373	5,150	4,979	4,576	5.3	14.3
Net Loan Financial Margin	3,848	3,774	3,596	3,442	2,678	2,242	1,861	1,814	2.0	43.7
Expenses with Allowance for Loan Losses	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	11.5	(14.8)
Fee and Commission Income	3,568	3,427	3,253	3,124	3,125	2,857	2,911	2,723	4.1	14.2
Administrative and Personnel Expenses	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	9.2	20.0
Premiums fromInsurance, Private Pension Plans Contribution and Income fromSavings Bonds	9,022	7,697	7,163	7,196	8,040	6,685	6,094	5,514	17.2	12.2
Balance Sheet - R$ million
Total Assets	637,485	611,903	558,100	532,626	506,223	485,686	482,478	482,141	4.2	25.9
Securities	213,518	196,081	156,755	157,309	146,619	147,724	146,110	130,816	8.9	45.6
Loan Operations (1)	274,227	255,618	244,788	235,238	228,078	215,536	212,768	212,993	7.3	20.2
- Individuals	98,122	92,905	89,648	86,012	82,085	75,528	74,288	73,694	5.6	19.5
- Corporate	176,105	162,713	155,141	149,226	145,993	140,008	138,480	139,299	8.2	20.6
Allow ance for Loan Losses (PLL)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	1.7	(0.1)
Total Deposits	193,201	186,194	178,453	170,722	171,073	167,987	167,512	169,104	3.8	12.9
Technical Provisions	87,177	82,363	79,308	77,685	75,572	71,400	68,828	66,673	5.8	15.4
Shareholders' Equity	48,043	46,114	44,295	43,087	41,754	38,877	37,277	35,306	4.2	15.1
Assets Under Management	872,514	838,455	767,962	739,894	702,065	674,788	647,574	640,876	4.1	24.3
Performance Indicators (%) on Adjusted Net Income (except when indicated otherwise)
Adjusted Net Income per Share - R$ (2)	2.61	2.38	2.19	2.07	2.02	2.04	2.06	2.07	9.7	29.2
Book Value per Share (Common and Preferred) - R$	12.77	12.26	11.77	11.45	11.10	10.49	10.04	9.51	4.2	15.0
Annualized Return on Average Shareholders' Equity (3)(4)	22.2	22.5	22.8	22.2	20.3	21.5	23.3	24.1	(0.3) p.p	1.9 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.6	1.6	1.7	1.7	-	0.1 p.p
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	8.3	7.9	8.2	8.1	8.1	8.3	8.2	7.8	0.4 p.p	0.2 p.p
Fixed Assets Ratio - Total Consolidated	18.1	16.7	20.9	19.8	18.6	15.4	15.1	14.1	1.4 p.p	(0.5) p.p
Combined Ratio - Insurance (5)	85.1	85.3	84.7	85.2	85.3	88.9	85.5	86.2	(0.2) p.p	(0.2) p.p
Efficiency Ratio (ER) (2)	42.7	42.5	42.0	41.2	40.5	40.9	41.5	42.5	0.2 p.p	2.2 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	64.2	65.1	64.9	66.0	66.5	66.4	67.3	67.2	(0.9) p.p	(2.3) p.p
Market Capitalization - R$ million (6)	109,759	114,510	87,887	100,885	103,192	98,751	81,301	65,154	(4.1)	6.4
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.1	7.4	7.6	8.0	8.5	8.3	7.7	6.3	(0.3) p.p	(1.4) p.p
Non-Performing Loans (>60 days (8)/ Credit Portfolio)	4.3	4.6	4.9	5.3	5.7	5.9	5.6	5.2	(0.3) p.p	(1.4) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.6	3.8	4.0	4.4	4.9	5.0	4.6	4.2	(0.2) p.p	(1.3) p.p
Coverage Ratio (> 90 days (8))	197.6	191.8	188.5	180.8	174.6	166.5	169.1	152.4	5.8 p.p	23.0 p.p
Coverage Ratio (> 60 days (8))	163.3	162.0	155.8	151.3	148.6	139.4	137.9	122.3	1.3 p.p	14.7 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	14.7	15.7	15.9	16.8	17.8	17.7	17.0	16.0	(1.0) p.p	(3.1) p.p
- Tier I	13.1	13.5	13.9	14.3	14.8	14.3	14.3	13.2	(0.4) p.p	(1.7) p.p
- Tier II	1.7	2.3	2.1	2.6	3.1	3.5	2.8	2.9	(0.6) p.p	(1.4) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis December 2010

Main Information

	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Variation %
									Dec10 x Sep10	Dec10 x Dec09
Structural Information - Units
Service Points	54,884	52,015	49,154	46,570	44,577	42,563	41,003	39,275	5.5	23.1
- Branches	3,628	3,498	3,476	3,455	3,454	3,419	3,406	3,375	3.7	5.0
- Advanced Service Branch (PAAs) (10)	1,660	1,643	1,592	1,451	1,371	1,338	1,260	1,183	1.0	21.1
- Mini-Branches (PABs) (10)	1,263	1,233	1,215	1,200	1,190	1,194	1,192	1,184	2.4	6.1
- Electronic Service Branch (PAEs) (10)	1,557	1,559	1,565	1,564	1,551	1,539	1,528	1,512	(0.1)	0.4
- Outplaced Bradesco ATM Network Terminals (11)	3,891	4,104	3,827	3,664	3,577	3,569	3,516	3,389	(5.2)	8.8
- Shared Network ATM Terminals (11) (12)	9,765	8,113	7,358	6,912	6,486	5,980	5,558	5,068	20.4	50.6
- Banco Postal (Postal Bank)	6,203	6,194	6,177	6,110	6,067	6,038	6,011	5,959	0.1	2.2
- Bradesco Expresso (Correspondent Banks)	26,104	24,887	23,190	21,501	20,200	18,722	17,699	16,710	4.9	29.2
- Bradesco Promotora de Vendas	801	773	743	702	670	753	822	884	3.6	19.6
- Branches/Subsidiaries Abroad	12	11	11	11	11	11	11	11	9.1	9.1
ATM terminals	43,072	41,007	39,766	38,772	37,957	37,178	36,430	35,443	5.0	13.5
- Own Network	32,015	31,759	31,387	30,909	30,657	30,414	30,191	29,764	0.8	4.4
- ATM terminals shared with other banks (12)	11,057	9,248	8,379	7,863	7,300	6,764	6,239	5,679	19.6	51.5
Credit and Debit Cards (13) - in million	145.2	140.7	137.8	135.6	132.9	88.4	86.3	85.2	3.2	9.3
Employees (14)	95,248	92,003	89,204	88,080	87,674	85,027	85,871	86,650	3.5	8.6
Employees and Interns	9,999	9,796	8,913	9,605	9,589	9,606	9,439	9,292	2.1	4.3
Foundation Employees (15)	3,693	3,756	3,734	3,713	3,654	3,696	3,645	3,674	(1.7)	1.1
Customers - in millions
Checking Accounts	23.1	22.5	21.9	21.2	20.9	20.7	20.4	20.2	2.7	10.5
Savings Accounts (16)	41.1	38.5	37.1	36.2	37.7	35.1	33.9	34.2	6.8	9.0
Insurance Group	36.2	34.6	33.9	33.8	30.8	30.3	29.1	28.6	4.6	17.5
- Policyholders	31.5	30.0	29.3	29.2	26.3	25.8	24.6	24.1	5.0	19.8
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	-	-
- Savings Bond Customers	2.7	2.6	2.6	2.6	2.5	2.5	2.5	2.5	3.8	8.0
Bradesco Financiamentos	3.3	3.4	3.5	3.8	4.0	4.1	4.0	4.2	(2.9)	(17.5)

(1)

  Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables). If we also included the operations with Credit Risk Commercial Portfolio (expanded criteria), which includes debentures and promissory notes, the balance of the expanded loan portfolio would be R$293,555 million in December 2010, R$270,691 million in September 2010 and R$238,606 million in December 2009;

(2)	In the last 12 months;
(3)	Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders' Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period's last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	Calculated in accordance with the new Basel Capital Accord(BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

  Including overlapping ATMs within the Bank's own and shared network: In December 2010 1,999, September 2010 1,670, June 2010 - 1,547, March 2010 1,490, December 2009 1,455, September 2009 1,452, June 2009 1,431 and March 2009 1,379;

(12)	Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(13)	Includes pre-paid, Private Label, Pague Fácil and Banco Ibi as of December 2009;
(14)	It started including Ibi Promotora employees as of December 2009;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Bradesco	7

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual	Support	Domestic Currency			Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2		Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3	Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1	BBB -

Standard & Poor's							Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long-Term	Short- Term
Long-Term BBB	Short-Term A - 3	Long-Term BBB	Short-Term A - 3	Long-Term brAAA	Short-Term brA - 1	GAMMA -7 Score	AA	AAA	A -1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M10	12M09	4Q10	3Q10
Book Net Income	10,022	8,012	2,987	2,527
Non-Recurring Events	(218)	(426)	(303)	(9)
- Partial Divestment (1)	(138)	(2,460)	(59)	(79)
- Additional PLL (2)	-	1,480	-	-
- PLL - Change in Drag Calculation Parameters	(220)	-	(220)	-
- Records of Tax Credits	(336)	-	(94)	-
- Provision for Tax Contingencies	397	-	-	-
- Provision for Civil Contingencies - Economic Plans	268	915	86	71
- Other (3)	(77)	(358)	(73)	(4)
- Tax Effects	(112)	(3)	57	3
Adjusted Net Income	9,804	7,586	2,684	2,518
ROAE% (*)	22.7	21.4	28.2	24.5
ROAE(ADJUSTED) % (*)	22.2	20.3	25.1	24.4

(*)	Annualized;
(1)	Gross gain related to investments: in 4Q10 - BM&FBovespa; in 3Q10 - CPM Braxis; and in 2009 - Cielo and Cetip;
(2)	Considering R$1,303 million in 2Q09; and R$177 million in 1Q09, both from credit cards; and
(3)

  In 4Q10: refers to the R$86 million capital gain in Fidelity; and R$27 million in expenses with impairment testing. In 2009: R$60 million gain from Laboratório Fleury's IPO achieved by our affiliate Integritas Participações; R$64 million in expenses with impairment testing, R$26 million in allowance for investment losses. Net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS), in the amount of R$388 million (2009); R$4 million (3Q10) and R$14 million (4Q10).

8	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

  To provide better understanding, comparison and analysis of Bradesco's results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book

  Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	12M10	12M09	Variation		4Q10	3Q10	Variation
			12M10 x 12M09				4Q10 x 3Q10
			Amount	%			Amount	%
Financial Margin	33,056	29,754	3,302	11.1	9,018	8,302	716	8.6
- Interest	31,525	27,228	4,297	15.8	8,553	7,904	649	8.2
- Non-Interest	1,531	2,526	(995)	(39.4)	465	398	67	16.8
PLL	(8,703)	(11,483)	2,780	(24.2)	(2,295)	(2,059)	(236)	11.5
Gross Income from Financial Intermediation	24,353	18,271	6,082	33.3	6,723	6,243	480	7.7
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,772	1,983	789	39.8	700	703	(3)	(0.4)
Fee and Commission Income	13,372	11,616	1,756	15.1	3,568	3,427	141	4.1
Personnel Expenses	(9,302)	(7,967)	(1,335)	16.8	(2,533)	(2,411)	(122)	5.1
Other Administrative Expenses	(11,532)	(9,493)	(2,039)	21.5	(3,257)	(2,890)	(367)	12.7
Tax Expenses	(3,120)	(2,535)	(585)	23.1	(858)	(779)	(79)	10.1
Companies	127	140	(13)	(9.3)	60	19	41	215.8
Other Operating Income/Expenses	(2,382)	(1,949)	(433)	22.2	(646)	(598)	(48)	8.0
Operating Income	14,288	10,066	4,222	41.9	3,757	3,714	43	1.2
Non-Operating Income	(8)	110	(118)	-	10	(10)	20	-
Income Tax / Social Contribution	(4,353)	(2,566)	(1,787)	69.6	(1,059)	(1,123)	64	(5.7)
Minority Interest	(123)	(24)	(99)	412.5	(24)	(63)	39	(61.9)
Adjusted Net Income	9,804	7,586	2,218	29.2	2,684	2,518	166	6.6

(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

  In the fourth quarter of 2010, Bradesco's adjusted net income stood at R$2,684 million, an increase of 6.6% or R$166 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin, due to the increased volume of operations; (ii) higher fee and commission income; offset by: (iii) the increase in allowance for loan losses; and (iv) increased personnel and administrative expenses.

  Accumulated over 2010, adjusted net income totaled R$9,804 million, an increase of 29.2% from the R$2,218 million in 2009.

  The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

  Shareholders' Equity was R$48,043 million in December 2010, increasing 15.1% from 2009. The Capital Adequacy Ratio stood at 14.7%, of which 13.1% was under Tier I Capital.

  Total assets stood at R$637,485 million in December 2010, up 25.9% over 2009, driven by the expansion of business volume. Return on average assets (ROAA) remained stable, hovering near 1.7%.

10	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

  The ER calculated on an adjusted-to-risk basis to reflect the impact of risk in loan operations(2) dropped for the fourth consecutive quarter, reaching 52.4% in the fourth quarter of 2010, up 0.9 p.p. compared to the previous quarter and 3.5 p.p. in the year. This behavior is in line with the results of previous quarters, mainly due to decreased delinquency.

  As for the ER accumulated over 12 months(1), increases seen in the last few quarters are mainly due to exceptional treasury gains and a decline in advertising and publicity expenses in 2009 which led to an increase in the periods indicators, in addition to higher expenses in 2010 resulting from the expansion of service points (from 44,577 in December 2009 to 54,884 in December 2010).

  The quarterly ER increased from 43.0% in the third quarter of 2010 to 44.0% in the fourth quarter of 2010, mainly due to: (i) increased personnel expenses due to higher salary levels and growth in total staff resulting from investments in the expansion of Service Points and improvements in business segmentation; and (ii) higher administrative expenses, mainly due to the seasonal effect of this quarter and organic growth in the period.

  (1) Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the fourth quarter of 2010 was 43.3%; and
  (2) Including PLL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Summarized Analysis of Adjusted Income

Financial Margin

  The R$716 million increase between the fourth quarter of 2010 and the third quarter of 2010 was due to:

    the increase in income from interest-earning operations of R$649 million, mainly the result of: (i) an improved credit card margin, impacted by greater business volume; and (ii) higher results from insurance margin; and
    the R$67 million increase in income from non-interest margin.

  In 2010 financial margin stood at R$33,056 million, a R$3,302 million improvement over 2009, or 11.1%, mainly driven by:

    the growth in income from interest-earning operations of R$4,297 million, mainly due to the higher income from loan operations, specially increased business volumes;

  and offset by:

    lower result from the non-interest margin, in the amount of R$995 million, due to lower gains with treasury/securities after the recovery of the domestic and foreign markets, which allowed for important gains in 2009.

12	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

Total Loan Portfolio

  In December 2010, Bradesco's loan operations   (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed receivables) totaled R$274.2 billion. The expansion of 7.3% in the quarter was due to: (i) growth of 9.0% in the SME portfolio; (ii) 7.5% in the Large Corporate portfolio; and (iii) 5.6% in the Individuals portfolio.

  Compared to the last 12 months, the portfolio expanded by 20.2%, the result of growth of: (i) 29.2% in the SME portfolio, (ii) 19.5% in the Individuals portfolio and (iii) 13.7% in the Large Corporate portfolio.

  In the Individuals segment, the products registering the strongest growth in the last twelve months were: (i) payroll-deductible loans; (ii) BNDES/Finame onlending operations; and (iii) real estate financing. In the Corporate segment, growth was led by: (i) BNDES/Finame onlending operations; (ii) credit card; and (iii) real estate financing - corporate plan.

  Including other loan risk operations from the commercial portfolio(1) (expanded criteria), that mainly impacted the operations of Large Corporations (debentures and promissory notes), totaling R$19.3 billion in December 2010 (R$10.5 billion in December 2009), operations with credit risk would amount to R$293.6 billion in December 2010 (R$238.6 billion in December 2009), up 8.4% in the quarter and 23.0% in the last twelve months.

  (1) For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (PLL)

  In the fourth quarter of 2010, expenses with the allowance for loan losses stood at R$2,295 million, up 11.5%. This increase was mainly the result of the 8.4% increase in loan operations, reflecting in higher generic provisions. Even so, note that our delinquency indicators have declined, reaching the lowest level in the last eight quarters.

  In 2010, PLL expenses totaled R$8,703 million, down by 24.2% against 2009, a result of a decline in delinquency, and an increase in loan recovery of 57.9% in the period, totaling R$2,677 million. Loan operations grew by 23.0% in the same period, demonstrating growth accompanied by quality in Bradesco's loan portfolio.

Bradesco	13

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

  The delinquency ratio for credits overdue more than 90 days decreased for the fifth consecutive quarter and reached 3.6% in December 2010.

  The excellent performance of this indicator reflects the country's favorable economic scenario, as well as the quality of policy and processes of loan assignment.

Coverage Ratios

  The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In December 2010 these ratios reached 163.3% and 197.6%, respectively, the highest ever in the historical series.

  The balance of Allowance for Loan Losses of R$16.3 billion, in December 2010, was made up of: (i) R$13.3 billion in provisions required by the Brazilian Central Bank; and (ii) R$3.0 billion in additional provisions.

  It is important to point out that the greatest evolution occurred in the balance of the generic provision, which has a more preventive characteristic due to customers ratings and is not pegged to possible delays. Therefore, the provision tends to be in line with growth in the loan portfolio.

14	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension and Savings Bonds Operations

Adjusted Net Income in the fourth quarter of 2010 came to R$779 million (R$721 million in the third quarter of 2010), posting a 31.0% Return on Average Shareholders' Equity.	Adjusted Net Income for 2010 was R$2.904 billion, up 16.3% from the same period in 2009, with an annual return on Shareholders' Equity of 26.0%.

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	Variation %
									4Q10 x 3Q10	4Q10 x 4Q09
Adjusted Net Income	779	721	701	703	602	607	638	650	8.0	29.4
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	9,022	7,697	7,163	7,196	8,040	6,685	6,094	5,514	17.2	12.2
Technical Provisions	87,177	82,363	79,308	77,685	75,572	71,400	68,828	66,673	5.8	15.4
Financial Assets	96,548	92,599	88,515	86,928	83,733	79,875	76,451	73,059	4.3	15.3
Claims Ratio	71.1	72.4	71.8	73.3	74.3	77.2	73.3	73.7	(1.3) p.p	(3.2) p.p
Combined Ratio	85.1	85.3	84.7	85.2	85.3	88.9	85.5	86.2	(0.2) p.p	(0.2) p.p
Policyholders / Participants and Customers (in thousands)	36,233	34,632	33,908	33,768	30,822	30,339	29,178	28,590	4.6	17.6
Market Share from Premiums from Insurance, Private Pension Plan Contribution and Income from Savings Bonds (**)	24.5	24.7	24.8	25.2	24.4	23.5	23.1	23.0	(0.2) p.p	0.1 p.p

  Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.

  (*) Excludes the effects of RN 206/09 (ANS) in the total amount of R$406 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

  (**) 4Q10 considers the latest data available by Susep (November 2010).

In the fourth quarter of 2010, the Group's total revenue (insurance premiums written, private pension contributions and income from savings bonds) increased by 17.2% compared to the	previous quarter and presented important improvements in the Life and Private Pension segment, fueled by the increased concentration of private pension contributions in the period.

Bradesco	15

Summarized Analysis of Adjusted Income

  Accumulated up to December 2010, production grew by 18.0% from the same period in 2009. This increase was fueled by the high performance of Savings Bonds, Auto, Health and Life products, which increased by 24.8%, 20.0%, 22.6% and 17.7%, respectively.

  The 8.0% increase in net income in the fourth quarter of 2010, compared to the previous quarter, was mainly as a result of: (i) a 17.2% increase in revenue; (ii) an improvement in claims of 1.3 p.p.; (iii) improvement in the administrative efficiency index of 0.5 p.p.; and (iv) greater financial result and equity income.

  Comparing the adjusted net income for 2010 with the same period in 2009, the Insurance Group grew by 16.3%, mainly due to: (i) the 18.0% increase in revenues; (ii) greater financial result; and (iii) a drop in claims of 2.6 p.p.

  The Insurance Group's technical provisions represented 30.6% of the insurance industry in November 2010, according to Susep and the National Supplementary Health Agency (ANS).

  In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders' Equity.

16	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

Fee and Commission Income

  In the fourth quarter of 2010, fee and commission income totaled R$3,568 million, up 4.1% from the previous quarter. Income growth in the quarter was the result of: (i) increased revenue from credit cards, due to the seasonal effect of the quarter, in addition to the larger card/customer base; (ii) the net increase in new checking accounts; (iii) increased revenue from loan operations; and partially offset by: (iv) the non-proportional consolidation of CPM Braxis as of this quarter, due to the partial divestment in September 2010.

  In the comparison between the years, the 15.1% increase was mainly due to: (i) the excellent performance of the credit card segment, due to the larger card/customer base, including revenue from Banco Ibi and the effects of changes in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a larger checking account client base, which had a net growth of some 2.2 million accounts in the period; (iii) the greater income from loan operations; (iv) the increase in fund management; (v) increased income from collections and payments; and (vi) higher revenue from consortium management.

Bradesco	17

Summarized Analysis of Adjusted Income

Administrative Expenses

  In the fourth quarter of 2010, the R$122 million increase from the previous quarter was composed of changes in the following portions:

    "structural" - R$61 million growth, mainly due to: (i) increased expenses with salaries, compulsory social charges and benefits, reflecting the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 3,245 employees; and (ii) the adjustment to increase salary levels in accordance with the collective bargaining agreement; and
    "non-structural" - increase of R$61 million, related to higher expenses with: (i) complement of profit sharing among administrators and employees (PLR); and (ii) provisions for labor claims.

  The R$1,335 million growth in the year is mainly due to:

    R$900 million in the "structural" portion from: (i) the increase in salary levels; (ii) the net increase of 7,574 staff members, and (iii) the merger of Banco Ibi, in November 2009; and

    the R$435 million increase in the "non-structural" portion, basically resulting from: (i) increased expenses with profit sharing among administrators and employees (PLR); and (ii) increased expenses with the provision for labor claims.

  Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
            Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

18	Report on Economic and Financial Analysis December 2010

Summarized Analysis of Adjusted Income

Administrative Expenses

  (iii) growth in business and service volume; (iv) the increase in variable expenses tied to revenue (i.e. Bradesco Expresso and Banco Postal); (v) increased expenses with legal advisory services, related to the 60% growth in recoveries in 2010; and (vi) the expansion of the Customer Service Network by 10,307 new units: 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso branches and 3,861 other service points, amounting to 54,884 on December 31, 2010.

  In the fourth quarter of 2010, the 12.7% increase in administrative expenses in relation to the third quarter of 2010 was mainly due to: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); (b) upgrading and expansion of customer service structure (i.e. Call Center); and c) variable expenses related to revenue (i.e. Bradesco Expresso and Banco Postal); (ii) advertising and publicity; (iii) data processing; and (iv) communication. The seasonality of the quarter also had an important impact in administrative expenses, due to the higher business and service volume, in addition to the organic growth of service points by 2,869 new units: 130 branches, 45 PAB/PAE/PAA stations, 1,217 Bradesco Expresso branches and 1,477 other service points.

  In the annual comparison, the 21.5% increase is essentially due to: (i) the impact of Banco Ibi merger, in November 2009 (if the merger were excluded, administrative expenses would have increased by 15.6%); (ii) greater expenses with advertising and marketing in 2010, given that these expenses presented a significant drop in 2009;

Other Income and Operating Expenses

  Other operating expenses, net of other operating income, totaled R$646 million in the fourth quarter of 2010, up 8.0% or R$48 million over previous quarter.

  In the annual comparison, the R$433 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the recording of operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from Banco Ibi merger in November 2009.

Bradesco	19

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

  In the fourth quarter of 2010, expenses with income tax and social contribution remained practically steady in comparison with the previous quarter.

  In the annual comparison, the increase of 69.6%, or R$1,787 million, was due to greater taxable income in the year.

  Tax credits from previous periods due to the increase of Social Contribution rates to 15% are recorded in the financial statements, up to the limit of corresponding consolidated tax requirements. The unused balance currently stands at R$227 million. More details are available in note 34 of the Financial Statements.

Unrealized Gains

  Unrealized gains totaled R$10,556 million in the fourth quarter of 2010, a R$612 million decrease from the previous quarter. This was mainly due to: (i) the decrease in unrealized gains of loan and leasing, resulting from an increase in interest rates; and (ii) the drop seen in the stock market (Ibovespa), which affected some of our equity investments, especially those in Cielo stock; (iii) the increase in unrealized losses in subordinated debts, due to the drop in foreign market's interest rates; and partially offset by: (iv) appreciation of the mark to market of securities, particularly fixed-Income bonds pegged to the IPCA.

20	Report on Economic and Financial Analysis December 2010

Economic Scenario

  The recovery of the major developed economies   continues to be marked by a number of risk factors, particularly a depressed labor market, the financial deleverage of households and high levels of government indebtedness. Nonetheless, the developing countries are continuing to record strong growth and are gaining recognition in global decision-making forums. China in particular continues to exercise its role as the driver of global growth, even though inflationary pressure and excesses in the real estate market have forced local authorities to adopt measures to contain excessive growth, indicating a moderate slowdown in 2011. China continues to stand out because of its demand for commodities, in addition to becoming Brazil's main trading partner in 2010. Commodity prices, especially in the agricultural area, were up at the close of the year due to heated Chinese demand, as well as adverse weather situations.

  On the domestic front, if expected GDP growth of 7.8% is confirmed, 2010 will record the highest growth for the last 25 years. The expected deceleration to 4.3% in 2011 should not be seen in a negative light, as it is important that Brazil's economy better reflects its growth potential. Despite the country's undoubted export strength, its main performance driver has been - and continues to be - domestic demand. The sustainable recovery of investments resulted from improved business confidence, the opportunities related to the sporting events in 2014 and 2016 and the exploration of the pre-salt layer. Household consumption continues to grow at a robust pace, supported by the buoyant job market, income gains and the generation of formal jobs.

  The country's strong economic expansion was characterized by differences in performance between the different quarters, highlighting several bottlenecks. The increasing gap between supply and demand led the Brazilian Central Bank to normalize monetary policy, the easing of which during the global crisis brought the Selic to its lowest ever level. Despite the expected slowdown in 2011, latent inflation pressure will remain a cause for concern, not only because of the recent commodity price hikes, but also because of the healthy job market and its impact on prices in the service sector. Thus, we should expect another cycle of monetary tightening, though to a lesser degree than we have seen in the recent past, due to greater expected coordination with fiscal policy.

  Credit, employment and income will continue to grow robustly in 2011, albeit at a more moderate pace than in the previous year. With no signs of excessive commitment of income on the part of borrowers and with continuing social mobility, the outlook for the Brazilian banking system remains favorable. The recently adopted cautionary measures to avoid the excessive expansion of credit should be effective in achieving their proposed objectives, although they will not prevent bank loan balances from recording double-digit growth, probably around 15% for the year.

  On the political front, the recent presidential elections went off without any major problems that could have affected economic agents investment and consumption decisions, proving that the economic achievements of the last few years will be preserved, along with relevant gains on the social front, despite government cycles. Bradesco continues to believe that the prospects for the Brazilian economy in the coming years are favorable, and growth may even take root more rapidly than expected through increased investments in education and infrastructure.

Bradesco	21

Main Economic Indicators

Main Indicators (%)	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	12M10	12M09
Interbank Deposit Certificate (CDI)	2.56	2.61	2.22	2.02	2.12	2.18	2.37	2.89	9.75	9.88
Ibovespa	(0.18)	13.94	(13.41)	2.60	11.49	19.53	25.75	8.99	1.04	82.66
USD Commercial Rate	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	(4.31)	(25.49)
General Price Index - Market (IGP-M)	3.18	2.09	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	11.32	(1.72)
CPI(IPCA IBGE)	2.23	0.50	1.00	2.06	1.06	0.63	1.32	1.23	5.91	4.31
Federal Government Long-TermInterest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.54	1.54	6.04	6.17
Reference Interest Rate (TR)	0.22	0.28	0.11	0.08	0.05	0.12	0.16	0.37	0.69	0.71
Savings Accounts	1.73	1.79	1.62	1.59	1.56	1.63	1.67	1.89	6.90	6.92
Business Days (number)	63	65	62	61	63	65	61	61	251	250
Indicators (Closing Rate)	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	12M10	12M09
USD Commercial Selling Rate (R$)	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	1.6662	1.7412
Euro (R$)	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	2.2280	2.5073
Country Risk (points)	189	206	248	185	192	234	284	425	189	192
Basic Selic Rate Copom(% p.a.)	10.75	10.75	10.25	8.75	8.75	8.75	9.25	11.25	10.75	8.75
BM&F Fixed Rate (% p.a.)	12.03	11.28	11.86	10.85	10.46	9.65	9.23	9.79	12.03	10.46

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.70	1.74	1.78
Extended Consumer Price Index (IPCA)	5.20	4.50	4.50
General Price Index - Market (IGP-M)	6.50	4.50	4.50
Selic (year-end)	12.25	11.25	10.25
Gross Domestic Product (GDP)	4.30	4.40	4.80

22	Report on Economic and Financial Analysis December 2010

Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management's expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	15 to 19%
Individuals	13 to 17%
Corporate	16 a 20%
SMEs	20 a 24%
Large Corporate	11 to 15%
Products
Vehicles	10 a 14%
Cartões (1)	9 a 13%
Real Estate Financing (origination)	R$10.0 billion
Payroll Deductible Loans	30 to 34%
Margem Financeira (2)	18 to 22%
Fee and Commission Income	6 to 10%
Despesas Operacionais (3)	11 to 15%
Insurance Premiums	10 to 13%

(1) Does not include the BNDES Cards and Advances of Receivables portfolios;
(2) Under current criterion, Guidance for Financial Margin; and
(3) Administrative and Personnel Expenses.

Bradesco	23

Statement of Income Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial vs. Adjusted Income

Fourth quarter of 2010

	R$ million
	4Q10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,904	(114)	32	(110)	(492)	-	-	-	(202)	9,018	-	9,018
PLL	(2,299)	-	-	-	309	(85)	-	-	-	(2,075)	(220)	(2,295)
Gross Income from Financial Intermediation	7,605	(114)	32	(110)	(183)	(85)	-	-	(202)	6,943	(220)	6,723
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	700	-	-	-	-	-	-	-	-	700	-	700
Fee and Commission Income	3,471	-	-	-	-	-	97	-	-	3,568	-	3,568
Personnel Expenses	(2,533)	-	-	-	-	-	-	-	-	(2,533)	-	(2,533)
Other Administrative Expenses	(3,159)	-	-	-	-	-	-	(98)	-	(3,257)	-	(3,257)
Tax Expenses Equity in the Earnings (Losses) of Unconsolidated	(880)	-	-	-	-	-	-	-	22	(858)		(858)
Companies	60	-	-	-	-	-	-	-	-	60	-	60
Other Operating Income/Expenses	(1,120)	114	(32)	110	183	-	(97)	98	-	(744)	98	(646)
Operating Income	4,144	-	-	-	-	(85)	-	-	(180)	3,879	(122)	3,757
Non-Operating Income	70	-	-	-	-	85	-	-	-	155	(145)	10
Income Tax / Social Contribution and Minority Interest	(1,227)	-	-	-	-	-	-	-	180	(1,047)	(36)	(1,083)
Net Income	2,987	-	-	-	-	-	-	-	-	2,987	(303)	2,684

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operation Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

24	Report on Economic and Financial Analysis December 2010

Statement of Income Book vs. Managerial vs. Adjusted

Third quarter of 2010
	R$ million
	3Q10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,457	(229)	35	12	(479)	-	-	-	(582)	8,214	88	8,302
PLL	(2,260)	-	-	-	293	(92)	-	-	-	(2,059)	-	(2,059)
Gross Income from Financial Intermediation	7,197	(229)	35	12	(186)	(92)	-	-	(582)	6,155	88	6,243
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	703	-	-	-	-	-	-	-	-	703	-	703
Fee and Commission Income	3,358	-	-	-	-	-	69	-	-	3,427	-	3,427
Personnel Expenses	(2,411)	-	-	-	-	-	-	-	-	(2,411)	-	(2,411)
Other Administrative Expenses	(2,808)	-	-	-	-	-	-	(82)	-	(2,890)	-	(2,890)
Tax Expenses	(859)	-	-	-	-	-	-	-	63	(796)	17	(779)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(999)	229	(35)	(12)	186	-	(69)	82	-	(618)	20	(598)
Operating Income	4,200	-	-	-	-	(92)	-	-	(519)	3,589	125	3,714
Non-Operating Income	(23)	-	-	-	-	92	-	-	-	69	(79)	(10)
Income Tax / Social Contribution and Minority Interest	(1,650)	-	-	-	-	-	-	-	519	(1,131)	(55)	(1,186)
Net Income	2,527	-	-	-	-	-	-	-	-	2,527	(9)	2,518

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	25

Statement of Income Book vs. Managerial vs. Adjusted

Fiscal Year 2010
	R$ million
	12M10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,890	(419)	143	(307)	(1,658)	-	-	-	(681)	32,968	88	33,056
PLL	(9,037)	-	-	-	940	(386)	-	-	-	(8,483)	(220)	(8,703)
Gross Income from Financial Intermediation	26,853	(419)	143	(307)	(718)	(386)	-	-	(681)	24,485	(132)	24,353
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,772	-	-	-	-	-	-	-	-	2,772	-	2,772
Fee and Commission Income	13,102	-	-	-	-	-	270	-	-	13,372	-	13,372
Personnel Expenses	(9,302)	-	-	-	-	-	-	-	-	(9,302)	-	(9,302)
Other Administrative Expenses	(11,193)	-	-	-	-	-	-	(339)	-	(11,532)	-	(11,532)
Tax Expenses	(3,211)	-	-	-	-	-	-	-	74	(3,137)	17	(3,120)
Equity in the Earnings (Losses) of Unconsolidated Companies	127	-	-	-	-	-	-	-	-	127	-	127
Other Operating Income/Expenses	(4,378)	419	(143)	307	718	-	(270)	339	-	(3,008)	626	(2,382)
Operating Income	14,770	-	-	-	-	(386)	-	-	(607)	13,777	511	14,288
Non-Operating Income	(170)	-	-	-	-	386	-	-	-	216	(224)	(8)
Income Tax / Social Contribution and Minority Interest	(4,578)	-	-	-	-	-	-	-	607	(3,971)	(505)	(4,476)
Net Income	10,022	-	-	-	-	-	-	-	-	10,022	(218)	9,804

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis December 2010

Statement of Income Book vs. Managerial vs. Adjusted

Fiscal Year 2009
	R$ million
	12M09
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	33,310	(478)	194	(434)	(1,148)	-	-	-	(1,714)	29,730	24	29,754
PLL	(12,937)	-	-	-	423	(449)	-	-	-	(12,963)	1,480	(11,483)
Gross Income from Financial Intermediation	20,373	(478)	194	(434)	(725)	(449)	-	-	(1,714)	16,767	1,504	18,271
,Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	1,983	-	-	-	-	-	-	-	-	1,983	-	1,983
Fee and Commission Income	11,612	-	-	-	(123)	-	127	-	-	11,616	-	11,616
Personnel Expenses	(7,967)	-	-	-	-	-	-	-	-	(7,967)	-	(7,967)
Other Administrative Expenses	(9,283)	-	-	-	123	-	-	(333)	-	(9,493)	-	(9,493)
Tax Expenses	(2,732)	-	-	-	-	-	-	-	197	(2,535)	-	(2,535)
Equity in the Earnings (Losses) of Unconsolidated Companies	200	-	-	-	-	-	-	-	-	200	(60)	140
Other Operating Income/Expenses	(4,188)	478	(194)	434	725	-	(127)	333	-	(2,539)	590	(1,949)
Operating Income	9,998	-	-	-	-	(449)	-	-	(1,517)	8,032	2,034	10,066
Non-Operating Income	2,121	-	-	-	-	449	-	-	-	2,570	(2,460)	110
Income Tax / Social Contribution and Minority Interest	(4,107)	-	-	-	-	-	-	-	1,517	(2,590)	-	(2,590)
Net Income	8,012	-	-	-	-	-	-	-	-	8,012	(426)	7,586

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin", were reclassified to item "PLL (Allowance for Loan Losses) Expenses"; and Outsourced services expenses classified under item "Other Administrative Expenses" were reclassified to item "Fee and Commission Income";

(5)	Losses with the sale of foreclosed assets, classified in item "Non-Operating Result", were reclassified to item "PLL (Allowance for Loan Losses) Expenses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: January 31, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.